UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)

of the Securities Exchange Act of 1934

(Amendment No. 1)

MICROMET, INC.

(Name of Subject Company)

MICROMET, INC.

(Name of Person Filing Statement)

Common Stock, $0.00004 par value per share

(Title of Class of Securities)

59509C105

(CUSIP Number of Class of Securities)

Christian Itin, Ph.D.

President and Chief Executive Officer

Micromet, Inc.

9201 Corporate Boulevard, Suite 400,

Rockville, MD 20850

(240) 752-1420

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

With copies to:

Barbara L. Borden, Esq. Cooley LLP 4401 Eastgate Mall San Diego, CA 92121 (858) 550-6000	Christian Plaza, Esq. Cooley LLP One Freedom Square, Reston Town Center 11951 Freedom Drive Reston, Virginia 20190 (703) 456-8000
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 amends and supplements the Schedule 14D-9 previously filed by Micromet, Inc., a Delaware corporation (“Micromet” or the “Company”), with the Securities and Exchange Commission on February 2, 2012, relating to the offer by Armstrong Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Amgen Inc., a Delaware corporation, to purchase all the issued and outstanding shares of Micromet’s common stock, $0.00004 par value per share (together with the preferred stock purchase rights), at a price of $11.00 per share net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 2, 2012, and in the related Letter of Transmittal, each of which may be amended or supplemented from time to time.

Item 8.	Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by deleting the second sentence of the second paragraph under the heading “Antitrust Compliance” on page 37 of the Schedule 14D-9 and replacing it with the following sentences:

On February 2, 2012, each of Micromet and Amgen filed a Premerger Notification and Report Form with the FTC and the Antitrust Division for review in connection with the Offer. The initial waiting period applicable to the purchase of Shares pursuant to the Offer will expire at 11:59 PM on February 17, 2012, unless earlier terminated, or Amgen or the Company, as applicable, receives a request for additional information or documentary material prior to that time.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by deleting the paragraphs under the heading “Litigation Relating to the Offer and the Merger” beginning on page 39 of the Schedule 14D-9 and replacing them with the following paragraphs:

On January 27, 2012, a putative class action lawsuit challenging the Merger, captioned Rush v. Micromet, Inc., Case No. V358302, was filed in the Circuit Court for Montgomery County, Maryland (the “Rush Case”). On January 30, 2012, a putative class action lawsuit challenging the Merger, captioned Passes v. Micromet, Inc., Case No. 7198-VCP, was filed in the Court of Chancery for the State of Delaware (the “Passes Case”). On January 30, 2012, a putative class action lawsuit challenging the Merger, captioned Bohaychuck v. Micromet, Inc., Case No. 7197-VCP, was filed in the Court of Chancery for the State of Delaware (the “Bohaychuck Case”). On January 31, 2012, a putative class action lawsuit challenging the Merger, captioned Volpe v. Micromet, Inc., Case No. 7201-VCP, was filed in the Court of Chancery for the State of Delaware (the “Volpe Case”). On January 31, 2012, a putative class action lawsuit challenging the Merger, captioned Osler v. Micromet, Inc., Case No. V358457, was filed in the Circuit Court for Montgomery County, Maryland (the “Osler Case”). On January 31, 2012 a putative class action lawsuit challenging the Merger, captioned Noskoviak v. Micromet, Inc., Case No. V358455 was filed in the Circuit Court for Montgomery County, Maryland (the “Noskoviak Case”). On February 1, 2012, a putative class action lawsuit challenging the Merger, captioned Draper-Donaldson v. Micromet, Inc., Case No. 7208-VCP, was filed in the Court of Chancery for the State of Delaware (the “Draper-Donaldson Case”). On February 3, 2012, the Draper-Donaldson Case was voluntarily dismissed without prejudice by the plaintiff in such case. On February 1, 2012, a putative class action lawsuit challenging the Merger, captioned Wolf v. Micromet, Inc., Case No. 7205-VCP, was filed in the Court of Chancery for the State of Delaware (the “Wolf Case”). On February 2, 2012 a putative class action lawsuit challenging the Merger, captioned Russell v. Micromet, Inc., Case No. 7210-VCP, was filed in the Court of Chancery for the State of Delaware (the “Russell Case” and collectively with the Rush Case, Passes Case, Bohaychuck Case, Volpe Case, Osler Case, Noskoviak Case, Wolf Case, and Russell Case, the “Stockholder Litigations”).

The Stockholder Litigations and the Draper-Donaldson Case were each filed against the Company and the individual members of the Board of Directors of Micromet, Amgen and Purchaser. The Stockholder Litigations each generally allege and the Draper-Donaldson Case alleged, among other things, that the members of the Board breached their fiduciary duties owed to the Micromet stockholders by approving the proposed Merger for inadequate consideration, entering into the Merger Agreement containing preclusive deal protection devices, and failing to take steps to maximize the value to be paid to the Micromet stockholders. Each of the Stockholder Litigations also alleges and the Draper-Donaldson Case alleged claims for aiding and abetting such alleged breaches of fiduciary duties. The Passes Case alleges the aiding and abetting claim against Micromet only, whereas the Bohaychuck Case alleges this claim against Micromet and Amgen, the Draper-Donaldson Case alleged and Wolf Case alleges this claim against Amgen and Purchaser, the Noskoviak Case, Russell Case, and Osler Case allege this claim against Amgen only, and the Rush Case and Volpe Case allege this claim against Purchaser, Amgen and Micromet. The plaintiffs in each of the Stockholder Litigations generally seek, among other things, declaratory and injunctive relief concerning the alleged breaches of fiduciary duty, injunctive relief prohibiting consummation of the proposed Merger, damages and attorneys’ fees and costs, and other forms of relief. The Company believes that the Stockholder Litigations are without merit.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MICROMET, INC.

By:	/s/ Matthias Alder
Name:	Matthias Alder
Title:	Senior Vice President Administration, General Counsel & Secretary
Dated:	February 3, 2012